Exhibit 99.1

Spreadtrum Communications, Inc. Announces

Fourth Quarter and Fiscal 2009 Results

SHANGHAI, [March 4, 2010] — Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum” or the “Company”), one of China’s leading wireless baseband chipset providers, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2009.

FOURTH QUARTER 2009 FINANCIAL SUMMARY:

–	Total revenue increased 10.1% quarter-over-quarter and 312.9% year-over-year to US$42.3 million, exceeding the Company’s previously guided range of US$37-$40 million.

–	Gross profit was US$17.8 million compared to US$15.0 million in the previous quarter and US$-2.7 million in 4Q08. Gross margin was 42.2% compared to 39.0% in the previous quarter and -26.8% in 4Q08.

–	Cash flows from operations were US$9.5 million, compared with US$11.5 million in the previous quarter, and compared with US$-4.9 million for 4Q08.

–	GAAP net income was US$1.4 million, compared with US$0.6 million in the previous quarter and a net loss of US$52.8 million in 4Q08.

–	GAAP net income per basic and diluted ADS was US$0.03, an improvement from US$0.01 per basic and diluted ADS in 3Q09 and a loss of US$1.20 per basic and diluted ADS in 4Q08.

–	Non-GAAP net income was US$2.9 million, compared to US$2.6 million in 3Q09 and a net loss of US$14.5 million in 4Q08. Non-GAAP net income per diluted ADS was US$0.06, an improvement from US$0.05 per diluted ADS in 3Q09 and a loss of US$0.33 per diluted ADS in 4Q08.

FISCAL YEAR 2009 FINANCIAL SUMMARY:

–	Total revenue decreased 4.4% from 2008 to US$105.1 million.

–	Gross profit was US$38.2 million, down 8.9% from 2008. Gross margin was 36.4% compared to 38.1% in the previous year.

–	Cash flows from operations were US$19.7 million, compared with US$-19.0 million for the full year 2008.

–	GAAP net loss was US$19.3 million, compared to a net loss of US$78.7 million in 2008.

–	GAAP net loss per basic and diluted ADS was US$0.43, an improvement from a loss of US$1.79 per basic and diluted ADS in 2008.

–	Non-GAAP net loss was US$9.6 million, compared to a loss of US$10.4 million in 2008. Non-GAAP net loss per diluted ADS was US$0.21, an improvement from a loss of US$0.24 per diluted ADS in 2008.

BUSINESS HIGHLIGHTS:

•	Spreadtrum achieved its second consecutive quarter of profitability, with total revenue above previously stated guidance and continued margin improvements.

•

Spreadtrum successfully launched the integrated multi-media GSM/GPRS chipset of SC6600L and SR518 to the GSM markets. Offering customers both high quality and a competitive price, the chipset has achieved accolades from GSM customers.

•

During the fourth quarter, Spreadtrum closely collaborated with both Lenovo Mobile and Qingdao Hisense Communications Co., Ltd. to develop two new phones supported by TD-SCDMA technology. These milestone collaborations demonstrate Spreadtrum’s technological innovation, while the product launches themselves will help accelerate the development cycle for TD-SCDMA devices in China.

–	Lenovo O1 was jointly developed by Spreadtrum and Lenovo Mobile as the world’s first 3G OPhone-based smart phone that supports TD-SCDMA. This phone utilizes Spreadtrum’s baseband chip SC8800S and radio frequency (RF) chip SR3200.

–	Hisense N51 was jointly developed by Spreadtrum and Qingdao Hisense Communication Co., Ltd. as the world’s first TD-SCDMA feature phone with a retail price below RMB1000 that supports CMMB digital TV. This phone utilizes Spreadtrum’s baseband chip SC8800H and RF chip SR3200.

•

Spreadtrum announced the promotion of Shannon Gao, the Company’s Vice President of Finance and Corporate Controller to Chief Financial Officer. Shannon has been with the Company since its inception in 2001 and has over 16 years of financial management experience both in China and in the US. Shannon is a CPA from the state of California.

Commenting on the results, Spreadtrum’s President and CEO, Dr. Leo Li said, “In the fourth quarter of 2009, we continued to successfully execute on our strategy and drive business from both new and existing customers, resulting in strong revenue growth, margin expansion and a second consecutive quarter of profitability. Overall, 2009 was truly a transitional year for Spreadtrum, underpinned by our unwavering focus on improving the quality of our products and customer service, as well as our commitment to controlling costs. To ensure consistent delivery of top quality products and services, we also strategically expanded our R&D capabilities in order to allocate sufficient resources to customer support and product testing. Looking ahead to 2010, not only are we well positioned to capitalize on emerging trends in China, such as the continued rollout of 3G and the accelerated adoption of TD-SCDMA, but I believe there are also opportunities to further expand our market share within 2.5G and GSM. Despite an increasingly tough competitive environment, we remain confident in our ability to successfully execute on our strategy and drive long-term shareholder value. For the first quarter of 2010, we expect revenue in the range of US$40-43 million.”

FOURTH QUARTER AND FISCAL YEAR 2009 FINANCIAL REVIEW:

Revenue

Revenue in 4Q09 totaled US$42.3 million, up from US$38.4 million in 3Q09 and US$10.2 million in 4Q08. Revenue for the fiscal year 2009 totaled US$105.1 million, down 4.4% from US$109.9 million in 2008.

Unit shipments of baseband semiconductors in 4Q09 decreased 5% sequentially and increased 289% year-over-year. Unit shipments of RF semiconductors in 4Q09 decreased 4% sequentially and increased 579% year-over-year. In 2009, unit shipments of baseband semiconductors increased 11% from 2008 and unit shipments of RF semiconductors increased 472% over the same period.

The average selling price per unit of baseband semiconductors in 4Q09 increased 24% sequentially and was up 10% year-over-year. The average selling price per unit of RF semiconductors in 4Q09 increased 16% sequentially and 4% year-over-year. In 2009, the average selling price per unit of baseband semiconductors decreased 28% from 2008 and the average selling price per unit of RF semiconductors decreased 9% from 2008.

Gross Profit and Margin

Gross profit for the quarter was US$17.8 million, up 19.0% from US$15.0 million in 3Q09 and up from a loss of US$2.7 million in 4Q08. Gross margin for the quarter was 42.2%, up from 39.0% in 3Q09 and up from -26.8% in 4Q08. Non-GAAP gross margin, adjusted to exclude share-based compensation, was 42.4%, a sequential increase from 39.3% in 3Q09 and a year-over-year increase from -25.7% in 4Q08. For the fiscal year 2009, gross profit declined 8.9% to US$38.2 million from US$41.9 million in 2008, with a gross margin of 36.4% in 2009 compared to 38.1% in 2008. Non-GAAP gross margin for the full year 2009 was 36.7%, compared to 38.5% in 2008.

Cost of revenue in 4Q09 totaled US$24.4 million, representing an increase of 4.4% from the previous quarter and an increase of 88.3% from 4Q08 attributable to an increase of sales across all major product lines. Total cost of revenue for fiscal year 2009 was US$66.9 million, down 1.6% from US$68.0 million in 2008.

Operating Margin

The Company’s operating margin for the quarter was 5.9%, compared to 4.1% in the previous quarter and -535.8% in 4Q08. The sequential improvement in operating margin was primarily driven by an increase in sales and gross profit. The year-over-year increase in operating margin was primarily attributable to significant increases in sales and gross margin, coupled with the fact that some expenses that were incurred in 4Q08, mainly a US$32.3 million impairment loss of goodwill, a US$3.0 million provision for loss commitment and a US$0.5 million impairment loss of long-lived assets, were not applicable in 4Q09. Non-GAAP operating margin, adjusted to exclude share-based compensation expense, the impairment loss of long-lived assets, the provision for loss commitment and the impairment loss of goodwill, was 9.4% in 4Q09, up from 9.3% in 3Q09 and -161.9% in 4Q08. Operating margin for the fiscal year 2009 was -18.4%, compared to an operating margin of -75.4% for the fiscal year 2008.

Total operating expenses in 4Q09, including selling, general and administrative (SG&A) expenses and research and development (R&D) expenses, were US$15.3 million, representing an increase from US$13.4 million in 3Q09 and a decrease from US$52.1 million in 4Q08. The sequential rise in operating expenses was primarily due to an increase in R&D expenses. The year-over-year decline was primarily attributable to a US$32.3 million impairment loss of goodwill, a US$3.0 million provision for loss commitment, a US$1.6 million provision for bad debt related to other receivables for promissory notes and a US$1.2 million provision for bad debt in accounts receivable from customers, which were incurred in 4Q08 but not in the corresponding period of 2009, and partially offset by an increase in bonus expense.

Total operating expenses for fiscal year 2009 were US$57.6 million, down 54% from US$124.8 million in 2008. This significant decline was primarily attributable to the fact that certain expenses were incurred in 2008 but not in the year 2009, mainly a US$32.3 million impairment loss of goodwill, a US$3.0 million provision for loss commitment, a US$1.6 million provision for bad debt related to other receivables for promissory notes and a US$1.2 million provision for bad debt in accounts receivable from customers, a US$18.0 million impairment loss of long-lived assets and a US$6.6 million IPR&D expense as a result of the Quorum acquisition. A decrease of US$2.0 million in employee compensation expense also contributed to the decline.

Recurring R&D expenses increased 18% sequentially and increased 30% year-over-year to US$11.5 million in 4Q09. The sequential and year-over-year increases were primarily attributable to increases in bonus expense, acquired intangible assets amortization and tape-out cost. Recurring R&D expenses for 2009 totaled US$37.0 million, representing a 14% decrease from US$42.9 million in 2008.

Spreadtrum entered into two multi-party contracts with a customer in the second quarter of 2009 to participate in the customer sponsored subsidized program for the promotion of TD-SCDMA handsets. In the fourth quarter 2009, Spreadtrum reached a major milestone as the handsets passed several critical performance tests, which were required under the terms of the agreements. With the passing of these tests and the expectation of achieving the remaining milestones and targets, Spreadtrum now anticipates that the performance of the contracts will be substantially completed in the second half of 2010. Upon completion, Spreadtrum expects to recognize up to RMB88.2 million (approximately US$12.9 million) of subsidies, which will offset its R&D expenses.

SG&A expenses increased 5% sequentially and decreased 48% year-over-year to US$3.9 million in 4Q09. The sequential increase resulted mainly from an increase in employee compensation expense attributable to severance payments. The year-over-year decrease was driven primarily by certain expenses incurred in 4Q08 but not in the corresponding period of 2009, mainly a US$1.6 million provision for bad debt related to other receivables for promissory notes and a US$1.2 million provision for bad debt in accounts receivable from customers. SG&A expenses were US$20.5 million in the full year 2009, compared to US$22.0 million in 2008.

Non-Operating Income

In 4Q09, the Company recorded interest income of US$0.5 million, flat from both the previous quarter and 4Q08. Other income (net) in 4Q09 was US$-0.03 million, a decrease from US$0.10 million in 3Q09 and US$0.5 million in 4Q08. The year-over-year decrease was primarily due to a one-time voluntary waiver of a payable due to a vendor in 4Q08. The sequential decrease was primarily attributable to the receipt of a non-R&D government subsidy in the prior quarter but not in 4Q09.

Non-operating income for the full year 2009 totaled US$1.1 million, compared to US$4.4 million in 2008. The decrease was primarily due to a decline in foreign exchange gain.

Net Income/Loss

The Company’s net income totaled US$1.4 million in 4Q09, compared to US$0.6 million in 3Q09 and a net loss of US$52.8 million in the corresponding period of 2008. The sustained profitability was the result of increased sales of product lines with higher margins. Net margin was 3.4%, up from 1.6% in 3Q09 and up from -516% in 4Q08. Basic and diluted income per ADS was US$0.03 in 4Q09, compared to US$0.01 per basic and diluted ADS in 3Q09 and a loss of US$1.20 per basic and diluted ADS in 4Q08. Net loss for the fiscal year 2009 totaled US$19.3 million, up from a loss of US$78.7 million in 2008. Net margin for the year was -18.4%, compared to -71.6% for the full year 2008. For the full year 2009, basic and diluted loss per ADS was US$0.43, compared to a loss of US$1.79 per basic and diluted ADS in 2008.

Excluding share-based compensation expenses, the impairment loss of long-lived assets, the provision for loss commitment and the impairment loss of goodwill, the Company’s non-GAAP net income for 4Q09 was US$2.9 million, up from a non-GAAP net income of US$2.6 million in 3Q09 and up from a non-GAAP net loss of US$14.5 million in 4Q08. Diluted non-GAAP income per ADS in 4Q09 was US$0.06, compared with US$0.05 per ADS in the prior quarter and a non-GAAP diluted loss per ADS of US$0.33 in 4Q08. Non-GAAP net loss for the full year 2009 was US$9.6 million, compared to a non-GAAP net loss of US$10.4 million in 2008. Diluted non-GAAP loss per ADS for 2009 was US$0.21, compared with a loss of US$0.24 per ADS in 2008.

Balance Sheet and Cash Flow

As of December 31, 2009, the total balance of cash and cash equivalents, term deposit with maturity dates over 90 days and restricted cash which is available for use when the related expenses occurred and appropriate obligations are satisfied (collectively, “cash”) was US$113.7 million, an increase of US$8.9 million from US$104.8 million as of September 30, 2009. In 4Q09, the Company generated US$9.5 million cash from operating activities and used US$2.3 million toward intangible asset acquisitions. In 2009, Spreadtrum generated US$19.7 million cash from operating activities, used US$4.0 million cash toward property and equipment and US$7.7 million toward intangible asset acquisitions.

Accounts receivable and notes receivable (collectively, “A/R”) decreased by US$2.5 million from US$10.9 million as of September 30, 2009 to US$8.4 million as of December 31, 2009. Average A/R days increased sequentially from 20 days to 21 days. Inventory as of December 31, 2009 was US$25.5 million, an increase of US$4.9 million from September 30, 2009. This increase was the result of a buildup of new product inventory in response to increased demand for Spreadtrum’s products. Inventory days were 87 days based on the average inventory amount of this quarter as a result of the higher inventory balance, partially offset by higher sales. Total assets as of December 31, 2009 were US$219.1 million, up US$9.8 million from US$209.3 million as of September 30, 2009. The increase in total assets was primarily attributable to increases of US$8.9 million in cash and US$4.9 million in inventory, partially offset by a decrease in A/R.

Current liabilities increased from US$49.4 million as of September 30, 2009 to US$55.1 million as of December 31, 2009, as a result of an increase of US$8.8 million advance from customers, partially offset by a decrease in accounts payable. Long-term liabilities as of December 31, 2009 were US$49.4 million, compared to US$50.4 million as of September 30, 2009.

BUSINESS OUTLOOK:

Spreadtrum currently expects revenue in the first quarter of 2010 to be in the range of US$40-43 million. The Company also estimates that gross margin will be flat on a sequential basis in the first quarter of 2010.

WEBCAST OF CONFERENCE CALL:

The Company’s management team will conduct a conference call at 8:00 am (Eastern) on Thursday, March 4, 2010. A webcast of the conference call will be accessible on the Company’s web site at http://www.spreadtrum.com. The conference call can also be accessed via the following telephone numbers:

	Toll Free	Toll
▶ United States	1-866-831-5605	1-617-213-8851
▶ China	10-800-130-0399
o South China	China Telecom 10-800-130-0399 China Netcom 10-800-852-1490
o North China	China Telecom 10-800-152-1490

▶ Hong Kong	###-##-####
▶ United Kingdom	00-800-280-02002
Participant Passcode	Spreadtrum

A telephone replay will be available shortly after the call until March 11, 2010 at (US Toll Free) 1-888-286-8010 or (US Toll) 1-617-801-6888. Passcode: 37900636.

A live webcast of the conference call and replay will be available in the investor relations section of the Company’s website.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with US GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation, in process R&D (IPR&D) expense from the Quorum acquisition, impairment loss of long-lived assets, provision for loss commitment and impairment loss of goodwill. The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation, IPR&D expense from the Quorum acquisition, impairment loss of long-lived assets, provision for loss commitment and impairment loss of goodwill.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with US GAAP. The financial results reported in accordance with US GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

The Company believes that the presentation of non-GAAP gross margin, non- GAAP operating margin, non-GAAP net income (loss), and non-GAAP diluted earnings per ADS provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. The non-GAAP diluted earnings per ADS are calculated by dividing non-GAAP net income (loss) by the US GAAP weighted average diluted shares outstanding.

Spreadtrum Communications, Inc.

Condensed Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three months ended			Change from
	December 31, 2008	September 30, 2009	December 31, 2009	4Q08	3Q09
Revenue	$10,235	$38,379	$42,257	313%	10%
Cost of revenue	12,982	23,414	24,444	88%	4%

Gross profit (loss)	(2,747)	14,965	17,813	748%	19%

Operating expenses

Research & development	8,838	9,696	11,459	30%	18%

Selling, general & administrative	7,401	3,683	3,865	(48)%	5%
Impairment loss of long-lived assets[1]	500	—	—	—	—

Provision for loss commitment[1]	3,013	—	—	—	—
Impairment loss of goodwill	32,345	—	—	—	—

Total operating expenses	52,097	13,379	15,324	(71)%	15%

Operating income (loss)	(54,844)	1,586	2,489	105%	57%

Non-operating income (expense)

Interest income	487	463	511	5%	10%

Interest expense	(99)	(352)	(710)	617%	102%
Other income, net	460	95	(32)	(107)%	(134)%

Total non-operating income (expense)	848	206	(231)	(127)%	(212)%

Income (loss) before tax	(53,996)	1,792	2,258	104%	26%
Income tax expense(benefit)	(1,185)	1,162	809	168%	(30)%

Net income (loss)	$(52,811)	$630	$1,449	103%	130%

Income (loss) per ADS, basic	$(1.20)	$0.01	$0.03	103%	200%

Income (loss) per ADS, diluted	$(1.20)	$0.01	$0.03	103%	200%

Margin analysis:
Gross margin	(26.8)%	39.0%	42.2%
Operating margin	(535.8)%	4.1%	5.9%
Net margin	(516.0)%	1.6%	3.4%

Weighted average ADS equivalent:[2]

Basic	43,992,272	44,984,608	45,523,939
Diluted	43,992,272	47,147,653	49,123,120
ADS equivalent outstanding at end of period	43,993,071	45,126,407	46,030,473

[1]	The disclosure of these two items is consistent with the annual report of 2008, while different from the disclosure in 4Q08 financial release. It was because of additional information obtained after 4Q08 financial release while before finalization of 2008 annual report. Listed below are the changes.

	Disclosure in 4Q08 financial release	Disclosure in 2008 annual report	Changes
Impairment loss of long-lived assets	3,000	500	(2,500)
Provision for loss commitment	0	3,013	3,013

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares.

Spreadtrum Communications, Inc.

Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Twelve months ended
	December 31, 2008	December 31, 2009	Change
Revenue	$109,937	$105,070	(4)%
Cost of revenue	68,033	66,876	(2)%

Gross profit	41,904	38,194	(9)%

Operating expenses

Research & development	42,877	37,039	(14)%

Selling, general & administrative	21,998	20,539	(7)%
IPR&D expense acquired per Quorum acquisition	6,612	—	—

Impairment loss of long-lived assets	17,984	—	—

Provision for loss commitment	3,013	—	—
Impairment loss of goodwill	32,345	—	—

Total operating expenses	124,829	57,578	(54)%

Operating (loss)	(82,925)	(19,384)	77%

Non-operating income (expense)

Interest income	2,348	1,552	(34)%

Interest expense	(230)	(1,171)	409%
Other income, net	2,330	711	(69)%

Total non-operating income	4,448	1,092	(75)%

(Loss) before tax	(78,477)	(18,292)	(77)%
Income tax expense	201	1,024	409%

Net (loss)	$(78,678)	$(19,316)	(75)%

(Loss) per ADS, basic	$(1.79)	$(0.43)	(76)%

(Loss) per ADS, diluted	$(1.79)	$(0.43)	(76)%

Margin analysis:
Gross margin	38.1%	36.4%
Operating margin	(75.4)%	(18.4)%
Net margin	(71.6)%	(18.4)%

Weighted average ADS equivalent:[3]
Basic	43,836,786	44,810,378
Diluted	43,836,786	44,810,378

[3]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares.

Spreadtrum Communications, Inc.

Condensed Consolidated Balance Sheets

(in thousands of US dollars)

	As of
	December 31, 2008	September 30, 2009	December 31, 2009
	(unaudited)	(unaudited)	(unaudited)
Cash and cash equivalents	$57,762	$47,832	$37,809
Restricted cash	—	$5,741	$11,496
Short term deposits	$5,190	$7,322	$20,504
Notes receivable	—	$1,356	$1,383
Accounts receivable, net	$10,148	$9,591	$7,008
Inventories	$13,813	$20,562	$25,541
Deferred tax assets	$1,371	$2,085	$1,347
Prepaid expenses and other current assets	$6,647	$5,596	$5,562

Total current assets	$94,931	$100,085	$110,650

Property and equipment, net	$25,804	$27,405	$27,090
Acquired intangible assets, net	$21,100	$27,088	$26,621
Equity Investment	$730	$713	$1,001
Deferred tax assets	$680	$1,060	$570
Goodwill	—	$2,000	$2,000
Long term deposits	—	$43,930	$43,935
Other long term assets	$9,633	$7,055	$7,227

Total assets	$152,878	$209,336	$219,094

Current portion of long term loan	$3,658	—	—
Accounts payable	$10,828	$22,098	$19,498
Advances from customers	$312	$5,848	$14,667
Income tax payable	$2,894	$3,487	$3,071
Current deferred income tax liabilities	$53	$53	—
Accrued expenses and other current liabilities	$12,683	$17,871	$17,888

Total current liabilities	$30,428	$49,357	$55,124

Long term loan	—	$43,930	$43,935
Other long-term obligations	$1,034	$6,476	$5,464

Total long term liabilities	$1,034	$50,406	$49,399

Total liabilities	$31,462	$99,763	$104,523

Shareholders’ equity	$121,416	$109,573	$114,571

Total liabilities & shareholders’ equity	$152,878	$209,336	$219,094

Spreadtrum Communications, Inc.

Supplemental Information

(in thousands of US dollars, except percentages)

Revenue	1Q08	2Q08	3Q08	4Q08
Baseband and RF Semiconductor	$35,532	$38,713	$18,765	$9,298
Turnkey Solutions	$3,966	$1,514	$1,212	$937

Total	$39,498	$40,227	$19,977	$10,235
As % of Total Revenue
Baseband Semiconductor	90.0%	96.2%	93.9%	90.8%
Turnkey Solutions	10.0%	3.8%	6.1%	9.2%
Gross Margin	44.9%	45.2%	43.7%	(26.8)%

Revenue	1Q09	2Q09	3Q09	4Q09
Baseband and RF Semiconductor	$8,007	$16,071	$38,349	$42,118
Turnkey Solutions	$209	$147	$30	$139

Total	$8,216	$16,218	$38,379	$42,257
As % of Total Revenue
Baseband and RF Semiconductor	97.5%	99.1%	99.9%	99.7%
Turnkey Solutions	2.5%	0.9%	0.1%	0.3%
Gross Margin	19.4%	23.6%	39.0%	42.2%

Spreadtrum Communications, Inc.

Reconciliation of GAAP to Non-GAAP Results

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three months ended
	December 31, 2008	September 30, 2009	December 31, 2009
Cost of revenue	$12,982	$23,414	$24,444
Adjustment for share-based compensation	(120)	(106)	(83)

Cost of revenue (non-GAAP)	$12,862	$23,308	$24,361

Operating income (loss)	$(54,844)	$1,586	$2,489

Adjustment for share-based compensation within: Cost of revenue	120	106	83

Research and development	1,186	1,126	801

Selling, general, and administrative	1,108	777	575

Adjustment for impairment loss of long-lived assets	500	—	—

Adjustment for provision for loss commitment	3,013	—	—
Adjustment for impairment loss of goodwill	32,345	—	—

Operating income (loss) (non-GAAP)	$(16,572)	$3,595	$3,948

Net income (loss)	$(52,811)	$630	$1,449

Adjustment for share-based compensation within: Cost of revenue	120	106	83

Research and development	1,186	1,126	801

Selling, general, and administrative	1,108	777	575

Adjustment for impairment loss of long-lived assets	500	—	—

Adjustment for provision for loss commitment	3,013	—	—
Adjustment for impairment loss of goodwill	32,345	—	—

Net income (loss) (non-GAAP)*	$(14,539)	$2,639	$2,908

Net income (loss) per ADS, diluted	$(1.20)	$0.01	$0.03

Adjustment for share-based compensation	0.05	0.04	0.03

Adjustment for impairment loss of long-lived assets	0.01	—	—

Adjustment for provision for loss commitment	0.07	—	—
Adjustment for impairment loss of goodwill	0.74	—	—

Net income (loss) per ADS, diluted (non-GAAP)*	$(0.33)	$0.05	$0.06
Gross margin	(26.8)%	39.0%	42.2%
Adjustment for share-based compensation	1.1%	0.3%	0.2%

Gross margin (non-GAAP)	(25.7)%	39.3%	42.4%

Operating margin	(535.8)%	4.1%	5.9%

Adjustment for share-based compensation	23.6%	5.2%	3.5%

Adjustment for impairment loss of long-lived assets	4.9%	—	—

Adjustment for provision for loss commitment	29.4%	—
Adjustment for impairment loss of goodwill	316.0%	—	—

Operating margin (non-GAAP)	(161.9)%	9.3%	9.4%

Net margin	(516.0)%	1.6%	3.4%

Adjustment for share-based compensation	23.6%	5.2%	3.5%

Adjustment for impairment loss of long-lived assets	4.9%	—	—

Adjustment for provision for loss commitment	29.4%	—
Adjustment for impairment loss of goodwill	316.0%	—	—

Net margin (non-GAAP)*	(142.1)%	6.8%	6.9%

Operating expenses	$52,097	$13,379	$15,324

Adjustment for share-based compensation:

Research and development	(1,186)	(1,126)	(801)

Selling, general, and administrative	(1,108)	(777)	(575)

Adjustment for impairment loss of long-lived assets	(500)	—	—

Adjustment for provision for loss commitment	(3,013)	—	—
Adjustment for impairment loss of goodwill	(32,345)	—	—

Operating expenses (non-GAAP)	$13,945	$11,476	$13,948

*	The non-GAAP adjustment does not take into consideration the impact of taxes.

Spreadtrum Communications, Inc.

Reconciliation of GAAP to Non-GAAP Results

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Twelve months ended
	December 31, 2008	December 31, 2009

Cost of revenue	$68,033	$66,876
Adjustment for share-based compensation	(405)	(278)

Cost of revenue (non-GAAP)	$67,628	$66,598

Operating (loss)	$(82,925)	$(19,384)
Adjustment for share-based compensation within: Cost of revenue	405	278

Research and development	3,934	2,871

Selling, general, and administrative	4,010	6,550

IPR&D expense acquired per Quorum acquisition	6,612	—

Adjustment for impairment loss of long-lived assets	17,984	—

Adjustment for provision for loss commitment	3,013	—
Adjustment for impairment loss of goodwill	32,345	—

Operating income (loss) (non-GAAP)	$(14,622)	$(9,685)

Net income (loss)	$(78,678)	$(19,316)
Adjustment for share-based compensation within: Cost of revenue	405	278

Research and development	3,934	2,871

Selling, general, and administrative	4,010	6,550

IPR&D expense acquired per Quorum acquisition	6,612	—

Adjustment for impairment loss of long-lived assets	17,984	—

Adjustment for provision for loss commitment	3,013	—
Adjustment for impairment loss of goodwill	32,345	—

Net (loss) (non-GAAP)*	$(10,375)	$(9,617)

Net (loss) per ADS, diluted	$(1.79)	$(0.43)

Adjustment for share-based compensation	0.19	0.22
IPR&D expense acquired per Quorum acquisition	0.15	—
Adjustment for impairment loss of long-lived assets	0.41	—
Adjustment for provision for loss commitment	0.07	—
Adjustment for impairment loss of goodwill	0.73	—
Net (loss) per ADS, diluted (non-GAAP)*	$(0.24)	$(0.21)

Gross margin	38.1%	36.4%
Adjustment for share-based compensation	0.4%	0.3%
Gross margin (non-GAAP)	38.5%	36.7%
Operating margin	(75.4)%	(18.4)%
Adjustment for share-based compensation	7.6%	9.2%
IPR&D expense acquired per Quorum acquisition	6.0%
Adjustment for impairment loss of long-lived assets	16.4%	—
Adjustment for provision for loss commitment	2.7%
Adjustment for impairment loss of goodwill	29.4%	—

Operating margin (non-GAAP)	(13.3)%	(9.2)%
Net margin	(71.6)%	(18.4)%
Adjustment for share-based compensation	7.6%	9.2%
IPR&D expense acquired per Quorum acquisition	6.0%	—
Adjustment for impairment loss of long-lived assets	16.4%	—
Adjustment for provision for loss commitment	2.7%	—
Adjustment for impairment loss of goodwill	29.4%	—

Net margin (non-GAAP)*	(9.5)%	(9.2)%

*	The non-GAAP adjustment does not take into consideration the impact of taxes.

ABOUT SPREADTRUM COMMUNICATIONS, INC.

Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum”) is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements.

SAFE HARBOR STATEMENT:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the Company’s consistent delivery of top quality products and services, the Company being well-positioned to capitalize on emerging trends in China, opportunities to expand the Company’s market share within 2.5G and GSM, the Company’s ability to successfully execute its strategy and drive long-term shareholder value, the Company’s expectations with respect to revenue being in the range of US$40-43 million in the first quarter of 2010 with flat gross margin as compared to the fourth quarter of 2009, and the Company’s expectations regarding the timing of the completion of the performance of certain TD-SCDMA related multi-party contracts, and the recognition of the related subsidies which would help to offset the Company’s R&D expenses. The Company uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; the rate at which the commercial deployment of TD-SCDMA technology will grow; market acceptance of products utilizing TD-SCDMA technology; the Company’s ability to sustain recent rates of growth; the state of and any change in the Company’s relationship with its major customers and Chinese government agencies; the Company’s ability to successfully complete the projects of the Chinese TD-SCDMA operator, and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”) and the annual report on Form 20-F filed on June 30, 2009, especially the section under “Risk Factors” and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

For further information, please contact:

Investor Relations

Tel:	+86-21-5080-2727
Email:	ir@spreadtrum.com
Web:	http://www.spreadtrum.com